

September 15, 2011

<u>Via E-mail</u>
Robert Hoglund
Senior Vice President and
Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, New York 10003

      Re: Consolidated Edison, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2010
           Filed February 22, 2011
           Form 10-Q for the Fiscal Quarter Ended June 30, 2011
           Filed August 5, 2011
           Form 10-Q for the Fiscal Quarter Ended March 31, 2011
           Filed May 5, 2011
           Definitive Proxy Statement on Schedule 14A
           Filed April 8, 2011
           File No. 001-14514

Dear Mr. Hoglund:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Andrew D. Mew

                        Andrew D. Mew
                        Accounting Branch Chief